EXHIBIT 99.77H
SUB-ITEM 77H.

Changes in Control of Registrant

On June 13, 2011, Virtus Partners, Inc. ("Virtus") (parent company of the registrant's investment adviser) provided the registrant's initial seed capital and thereby became the owner of 100% of the registrant's capital stock and a controlling person of the registrant. On July 29, 2011, as a result of the registrant's initial public offering, the percentage of the registrant's common stock held by Virtus decreased substantially and Virtus ceased to be a controlling person of
the registrant.   As of October 31, 2011, Virtus held 5,098
shares of the registrant's common stock, representing approximately 0.01% of the registrant's outstanding common stock.